JONES, HALEY & MOTTERN, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

October 22, 2007

Mr. Jorge Bonilla, Senior Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Diversified Restaurants, Inc. – Registration Statement on Form SB-2 (File No. 333-145316) [JH&M File No. 3570.05]

Dear Mr. Bonilla:

This firm represents Diversified Restaurants, Inc., which filed a Form SB-2 Registration Statement on August 10, 2007.  Your office provided comments to the filing by your letter dated September 6, 2007 (the "Comment Letter").  In your comment letter you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your original comment letter and which provides any supplemental information requested.  At this time, we are submitting on behalf of the Registrant Amendment No. 1 to the Registration Statement on Form SB-2 and we are also forwarding a redline copy of the Registration Statement which highlights changes from the original filing.  In that regard, please be advised that we have changed the offering price of the shares from $2.50 per share to $5.00 per share and we have correspondingly reduced the number of shares being offered by half.  The net effect to the total dollar amount of the offering is zero.  This change was made to accommodate certain state law requirements.  We also removed the dates for the time period of the offering and those terms are being left blank.  We will fill in those blanks with the appropriate date once we know when the offering will go effective.

The purpose of this letter is to facilitate your review by providing responses to your Comment Letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

Management Discussion and Analysis of Financial Conditions and Results of Operations, Page   12

1.

The MD&A Section has been supplemented to provide a more thorough discussion of liquidity and material future obligations and source of funds for satisfying those obligations.  Also, a discussion of off balance sheet arrangements has been added.

2.

We have amended the MD&A section to include a discussion of the financial impact of the Company’s exercise of its option to purchase restaurants it now manages.

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October 22, 2007

3.

A new section has been added to the MD&A discussion to comply with the disclosure requirements of SAB topic 11M regarding the impact of recently issued accounting standards.

Capitalization, Dilution, Page 15

4.

We have revised the capitalization and dilution tables to reflect both a maximum and minimum offering level.

Restaurants under Development, Page 19

5.

A new paragraph has been added to disclose the source of funds for restaurants under construction and to reflect that these restaurants will be recorded on the balance sheet of each separate legal entity that owns them.  Each of these legal entities is a wholly owned subsidiary of the Company and therefore these assets and their associated liabilities will be incorporated into the Company’s consolidated financial statements.

Consolidated Financial Statements (Unaudited) for the period ending April 30, 2007 and 2006.

General

6.

The unaudited financial statements have been updated to the period through July 31, 2007 in order to maintain compliance with item 310(g) of Regulation SB.

7.

Note 1 to the interim consolidated financial statements for the periods ending July 31, 2007 and 2006 has been modified to include the following statement: "In the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for the full year. "

Consolidated Statements of Income, Page 32

8.

The consolidated statements of income for the years ended December 31, 2006 and 2005 and for the seven month period ending July 31, 2007 and 2006 have been modified to include both the proforma effect of income taxes on the periods presented and related "as reported" and "proforma" basic and fully diluted earnings per share information.

9.

The presentation in all the income statements in the Registration Statement have been modified to delete the subtotal for "Revenues In Excess of Compensation".  The presentation is now as follows:

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Mr. Jorge Bonilla

October 22, 2007

Revenues

$ XXX

Compensation costs

   XXX

Other operating costs

   XXX

Total operating costs

   XXX

Operating profit (loss)

   XXX

The original presentation was not intended to present a "net revenue" amount, rather the original presentation of "Revenues In Excess of Compensation" was intended to be the equivalent of "gross profit" in a traditional income statement presentation. The Company will, however, continue to utilize the revised presentation in its future reporting.

Note 1 – Business in Summary of Significant Accounting Policies

Accounts Receivable – Related Party, Page 36

10.

The accounts receivable – related party balance as of April 30, 2007 of $364,215 as originally presented erroneously included $337,309 of amounts that should have been classified as construction in process in the April 30, 2007 balance sheet. Accordingly, $337,309 has been reclassified from accounts receivable – related party to restaurant construction in process in the April 30, 2007 balance sheet. The remaining balance at April 30, 2007 and the Accounts Receivable – related party balance at July 31, 2007 of $42,509 each result from normal management fees charged and are due in the normal course of business. A table has been added to Note 2 of the December 31, 2006 and 2005 financial statements to provide additional detail on related party accounts receivable.

Depreciation, Page 36

11.

The Company's depreciation and amortization expenses in the consolidated December 31, 2006 and 2005 and July 31, 2007 and 2006 financial statements is $7,744 and $5,088 respectively, which management believes is immaterial to the respective financial statements.  Management also believes that such expenses would not differ materially had the straight line (or another GAAP method) been used, versus the current accelerated tax depreciation methods that were used.  Management does intend to adopt appropriate GAAP basis depreciation methods as the Company's fixed asset balances increase, and will utilize such appropriate GAAP methods for all restaurant construction costs and other future fixed asset purchases.

Consolidated Financial Statements for the period ending December 31, 2006 and 2005

Note 1 -Business and Summary of Significant Accounting Policies

Principles of Consolidation, Page 47

12.

As discussed in Notes 1 to the December 31, and July 31, financial statements, DRH was formed on September 25, 2006 for the purposes of acquiring the ownership interests of AMC and becoming a holding company of AMC.  Prior to the acquisition of those ownership interests, DRH, had no formal operations and its balance sheet

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October 22, 2007

consisted of cash and related equity from the capital stock transactions discussed in Note 3 to the December 31, 2006 financial statements.

The ownership interests of DRH and AMC both pre and post acquisition of AMC by DRH are as follows:

	PRE-ACQUISITION			POST-ACQUISITION
	DRH		AMC, LLC	DRH		AMC, LLC
Stockholder/Member Name	Shares	%	Membership Interest %	Shares	%	Membership Interest %

T. Michael Ansley	8,848,346	65.88%	51.00%	11,143,500	62.15%	-

Other owners	4,581,654	34.12%	49.00%	6,786,500	37.85%	-

Total	13,430,000	100.00%	100.00%	17,930,000	100.00%	-

As discussed in Note 1 to the December 31, 2006 financial statements, the acquisition of AMC by DRH was accounted for at the net book value of AMC's assets and liabilities.  This accounting treatment is consistent with the provisions of paragraph 11 of Statement of Financial Accounting Standards, No. 141, Business Combinations (as amended) (FAS No. 141), and paragraphs D-11 and D-12 of appendix D of FAS No. 141.  The transaction falls under the provisions of FAS No. 141 paragraph 11 and Appendix D paragraphs D-11 and D-12 because the pre and post acquisition ownership of DRH and AMC are under "common control" as discussed in paragraph 3)a) of EITF 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141.

Paragraph 3)a) of EITF 02-5 indicates that "..common control exists between (or among) separate entities only in the following situations:"

a). An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

Paragraph D-11 of FAS No. 141 states:

"Consistent with the provisions of Opinion 16, paragraph 11 of this Statements states that the term business combination excludes transfers of net assets or exchanges of shares between entities under common control. The following are examples of those types of transactions:

a.

An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.

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October 22, 2007

b.

A parent company transfers the net assets of a wholly owned subsidiary into the parent company and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

c.

A parent company transfers its interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

d.

A parent company exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent's partially owned subsidiary, thereby increasing the parent's percentage of ownership in the partially owned subsidiary but leaving all of the existing minority interest outstanding."

Paragraph D-12 then states:

"When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. "

Because Mr. T. Michael Ansley owned more than 50% of each entity before and after the transaction, “common control” as defined above existed between DRH and AMC and thus the provision of paragraph D-12 of FAS No. 141 was applied and the DRH stock issued for AMC's net assets was valued at the net book value of the assets acquired and liabilities assumed.

13.

Comment # 13 requests that we explain the basis in GAAP for the values assigned to shares issued to founding members and management AMC Group, LLC.  The reply to Comment # 12, above, deals with the valuation of the 4,500,000 shares issued to the owners of AMC Group, LLC in connection with DRH's purchase of their ownership interests.  The reply to this question # 13 deals with the shares issued as "founders stock" as shown in the table below.  As noted in the table below, two of the founding members of DRH were also employee/owners of AMC Group, LLC and two were non-employee owners of AMC Group, LLC.

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Mr. Jorge Bonilla

October 22, 2007

	FOUNDERS STOCK ISSUED		AMC GROUP, LLC OWNERSHIP
Stockholder/Member Name	Shares	%	EMPLOYEE	NON EMPLOYEE	Total Membership Interest %

T. Michael Ansley	8,848,346	70.06%	51.00%		51.00%
Jason T. Curtis	165,102	1.31%	16.33%		16.33%
Mark C. Ansley	14,950	0.12%		16.34%	16.34%
Steven A. Menker	165,102	1.31%		16.33%	16.33%

Thomas D. Ansley	1,356,500	10.74%		-	0.00%
Joan Fortman	815,000	6.45%		-	0.00%
Mark Lichocki	100,000	0.79%		-	0.00%
Michael Lichocki	350,000	2.77%		-	0.00%
Themis, LLC	815,000	6.45%		-	0.00%

Total	12,630,000	100.00%	67.33%	32.67%	100.00%

The starting point for the analysis is that the valuation of the shares reflected in the financial statements was based on the historical basis of an arms-length transaction between the parties.  The amount reflected in the balance sheet are simply the amounts paid by the shareholders.  Other questions presented are the following:

1.

Was the stock issued in whole or in part for services provided as an employee?

2.

Was the stock issued in whole or in part for goods or services provided as a non-employee?

Statement of Financial Accounting Standards No. 123 ® (FAS 123R), Share Based Payments (As Amended), governs the accounting for such transactions.

DRH was formed in September 2006 upon issuance of the founders stock, and prior to that had no operations.  Other than from the founders stock transactions, DRH also had no significant assets or liabilities until the private placement transaction in November 2006.  After that transaction, DRH still had no formal operations until December 31, 2006 when it acquired the ownership interests of the AMC Group, LLC.

Paragraph # 9 of FAS 123R states:

"The objective of accounting for transactions under share-based payment arrangements with employees is to recognize in the financial statements the employee services received in

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Mr. Jorge Bonilla

October 22, 2007

exchange for equity instruments issued or liabilities incurred and the related cost to the entity as those services are consumed. "

None of the individuals listed in the above table who purchased the founders stock were employees of DRH at the time of purchase, and the intent of offering the stock for purchase to such individuals was not to compensate them for past or future services.  In fact, no services to DRH were required to be performed in order for the listed individuals to have the right to purchase the founders shares.  Throughout FAS 123R, there is a clear link between the required performance of services as an employee and recording of compensation cost related to a share based transaction.  For example, paragraph 39 of FAS 123R states:

"The compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. The requisite service period is estimated based on an analysis of the terms of the share-based payment award. "

This key element is NOT present in the issuance of the founders shares, and hence no compensation expense should be recorded for shares issued to the prior AMC Group, LLC employees.

As for determining whether the shares were issued to the non-AMC Group, LLC employees in exchange for goods or services, this was also not the case.  No goods or services were received in exchange for the founders shares issued to the non-employee owners of AMC Group, LLC, nor were any goods or services received in exchange for the founders stock issued to the non-AMC Group owners.

Since the above shares issuances are not considered "share based payments" to employees, or to non-employees for services, GAAP requires the shares to be valued at the fair value of the shares issued.  In this case, the fair value at the time of issuance is equal to the stated value per share.  The primary factors in making this determination are:

1.

At the time of issuance, there was no ready market for such shares.

2.

At the time of issuance, DRH was a start-up shell with no assets, liabilities or operations.

3.

At the time of issuance, purchasers of the founders stock were exposed to significant risk on their equity investment as there was no guarantee that DRH's business plans could be effectively executed.

4.

At the time of issuance, DRH had no financing vehicle in place to support its planned operations, and no guarantee that it could raise required funding, either through equity or debt financing.   Raising such funding was a significant requirement for DRH's success.

Based on the discussion above, the founders shares were issued for their stated value, which was the amount the founding members were willing to pay in an arms length transaction, given the risk and other factors identified above.  Such treatment is in accordance with GAAP.

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Mr. Jorge Bonilla

October 22, 2007

As regards the price paid by the founding members versus the price set for the IPO.  The principal difference is that the SB-2 offering price was determined arbitrarily based on management's best estimate of what unrelated third party investors would be willing to pay for the shares.  In addition, the need to mitigate various state rules regarding penny stock was a significant factor taken into consideration in setting the current offering price.

We trust these comments are helpful in facilitating your review of the amended Registration Statement and we appreciate your responsiveness to our filing.  If you should have any questions on these responses or if you need clarification of the issues discussed in this letter, please contact me at the telephone number noted above.

Sincerely,

JONES, HALEY & MOTTERN, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

T. Michael Ansley

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